 Exhibit 99.1

First Mining Further Defines Buzz Zone and North Zone Expansion Targets at the Duparquet Gold Project

  Buzz Zone returns 1.55 g/t Au over 15.4 m including 3.08 g/t Au over 5.3 m
  North Zone returns 4.00 g/t Au over 5.7 m including 6.65 g/t Au over 2.0 m

VANCOUVER, BC, Nov. 21, 2024 /CNW/ - First Mining Gold Corp. ("First Mining" or the "Company") (TSX: FF) (OTCQX: FFMGF) (FRANKFURT: FMG) is pleased to announce new drilling results from the 2024 Phase 3 diamond drilling program at its Duparquet Gold Project ("Duparquet Project" or the "Project") located in Quebec, Canada.  An additional 4,194 m has been drilled in six holes at the Buzz Zone and North Zone targets this year in an effort to demonstrate growth opportunities for two priority open-ended resource expansion targets at the Duparquet Project.

Drilling in the Buzz Zone has returned positive drill intercepts over a strike length of 170 m between the newly drilled holes. A total of 1,875 m in three drillholes was recently completed, and highlights of this drilling include drill hole DUP24-028 returning 1.55 g/t Au over 15.4 m (including 3.08 g/t Au over 5.3 m), drill hole DUP24-029 returning 1.19 g/t Au over 35.3 m, and 2.63 g/t Au over 14.0 m (including 30.50 g/t Au over 0.85 m), demonstrating both encouraging grades and widths within an area of potential resource growth and further exploration expansion opportunities.

The Buzz Zone is situated immediately south of the existing Duparquet Project mineral resource and is known to occur along high strain corridors within sheared and brecciated zones that straddle or cut through the margins of the Beattie syenite. The overall Buzz target remains under-explored and is open both up and down-dip from the initial zone of interception and will be a focus in follow-up drill campaigns.

Further drilling at the North Zone continues to return positive drill intercepts as First Mining tests the mineralization strike extension eastwards and down plunge beyond the limits of previous exploration efforts. A total of 2,319 m was completed in three holes, supporting a 130 m strike extension towards the east of the current resource. Highlights of the recent drilling included drill hole DUP24-032 returning 4.00 g/t Au over 5.70 m (including 6.65 g/t Au over 2.0 m) and DUP24-031 returning 1.61 g/t Au over 8.35 m, (including 5.02 g/t Au over 1.65 m) demonstrating important grade continuity of the North Zone along strike and down plunge.

The North Zone is situated along the northern Beattie syenite-mafic volcanic contact that is known to host higher-grade mineralization along high strain and brecciated zones that are along interpreted splay structures from the Destor-Porcupine Fault Zone ("DPFZ").

"We are pleased to announce these new positive drilling results from our Phase 3 diamond drilling program at Duparquet," stated Dan Wilton, CEO of First Mining. "Exploration at Duparquet is a high priority focus for First Mining and these results continue to demonstrate the potential at the project outside of our current mineral resource estimate.  Our exploration programs are supported by a strong geoscience foundation and position us well for our upcoming drill phases."

The Phase 3 drill program commenced in May 2024 and a total of 9,564 m of drilling has been completed to date.  There are 4,557 m of outstanding results and First Mining expects to report the final results in Q4 2024. The Phase 3 program focused on priority targets with the aim of drill testing and advancing multiple potential resource expansion zones across the Duparquet Gold project. First Mining believes the Buzz Zone and North Zone targets provide significant resource growth potential that will continue to advance with additional exploration phases at the Project.

A plan map of the Buzz Zone and North Zone drill holes is presented in Figure 1, and corresponding assay highlights are presented in Table 1, with full assay results listed in Table 2 and drill hole locations in Table 3.

Table 1:  Selected Significant Drill Intercepts, 2024 Phase 3 Drill Program – Buzz and North Zone Targets

Hole ID		From (m)	To (m)	Length (m)	Grade (Au g/t)	Target
DUP24-028		366.0	378.0	12.0	1.62	Buzz Zone
DUP24-028	inc.	367.0	370.0	3.0	3.78
DUP24-028		474.8	490.2	15.4	1.55
DUP24-028	inc.	477.0	482.3	5.3	3.08
DUP24-029		490.0	525.3	35.3	1.19
DUP24-029		546.0	560.8	14.8	1.62
DUP24-029	inc.	552.0	553.0	1.0	5.38
DUP24-029		644.0	658.0	14.0	2.63
DUP24-029	inc.	654.0	654.85	0.85	30.50
DUP24-031		369.0	372.0	3.0	7.06	North Zone
DUP24-031	inc.	369.0	370.0	1.0	15.50
DUP24-031		475.65	484.0	8.35	1.61
DUP24-031	inc.	478.0	479.65	1.65	5.02
DUP24-032		570.8	576.5	5.7	4.00
DUP24-032	inc.	573.5	575.5	2.0	6.65
*Reported intervals are drilled core lengths (true widths are estimated at 30-85% of the core length interval, assay values are uncut)

Figure 1: Plan view of select drill holes from the Phase 3 program at the Buzz and North Zone Target areas. (CNW Group/First Mining Gold Corp.)

Duparquet 2024 Exploration Programs

Exploration activities have continued to advance at the Duparquet project throughout 2024, with the Phase 3 drilling and regional field work programs now winding down for the year. Inbound assay results are being reviewed with the key focus shifting to the interpretation and integration of the 2024 data - including geochemical, geophysical, oriented core, and magnetic susceptibility data - into the 3D geoscience models, to support the delineation of further expansion targets.

Exploration efforts are advancing with the development and review of follow-up programs for 2025, maintaining focus on the Company's integrated geoscience exploration strategy.

Additional Details on Buzz Target Drilling

The Buzz Zone drilling strategy is focused on targeting resource growth immediately south of the current Duparquet mineral resource. The Buzz Zone currently spans 300 m strike and 200 m depth between drill holes. The target remains open up- and down-dip along the core plunge of the gold mineralization. The Buzz Zone was originally discovered during First Mining's 2023 drilling program, with drill hole DUP23-002 intersecting 6.52 g/t Au over 4.6 m (refer to news release dated September 5, 2023).

The 2024 Buzz follow-up drilling campaign, comprising of three holes - DUP24-028, DUP24-029, and DUP24-030 (Figures 2 and 3), has further defined the gold zone along strike and at depth. Mineralization in all three holes consists of fine-grained to very fine-grained disseminated pyrite mineralization, pervasive silica and sericite alteration, and is hosted within syenite units or along syenite-argillite and volcanic contacts. Higher-grade zones are consistent along the interpreted D2 higher strain zones, which is characterized by strong shearing and/or brecciation observed in the core.

Section View Looking West
DUP24-028
DUP24-030
12 m @ 1.62 g/t Au inc 3 m @ 3.78 g/t Au
15.4 m @ 1.55 g/t Au inc 5.3 m @ 3.08 g/t Au
12.45 m @ 1.09 g/t Au
1.1m @ 0.85 g/t Au
Plunge 00
Azimuth 270
Looking West
0
100
200
300
meters
Legend
Syenite
Mafic Volcanics
Komatiite
Conglomerate
D2 High Strain Zones
D3 Faults
Resource Wireframes
Drill holes
Drill Assay Highlights
N
DUP24-030
DUP24-029
DUP24-028
Plunge +90
Azimuth 000
Looking down
0
100
200
300

Figure 2: Buzz Zone highlighting DUP24-028 and DUP24-030 targeting the potential mineralization continuity along the western side of the target. Significant intercepts are highlighted downhole, with higher-grade zones identified along altered mineralized brecciated syenite units. The cross section is looking west. (CNW Group/First Mining Gold Corp.)

Section View Looking West
DUP24-029
Legend
Syenite
Mafic Volcanics
Komatiite
Conglomerate
D2 High Strain Zones
D3 Faults
Resource Wireframes
Drill holes
Drill Assay Highlights
14.8 m @ 1.62 g/t Au inc 1 m @ 5.38 g/t Au
35.3 m @ 1.19 g/t Au
14 m @ 2.63 g/t Au inc 0.85 m @ 30.5 g/t Au
Plunge 00
Azimuth 270
Looking West
0
100
200
300
meters
N
DUP24-030
DUP24-029
DUP24-028
Plunge +90
Azimuth 000
Looking down
0
100
200
300

Figure 3: Buzz Zone highlighting DUP24-029 targeting the potential mineralization continuity of the target towards the east. Significant intercepts are highlighted downhole, with higher-grade zones identified along brecciated altered mineralized syenite units. The cross section is looking west. (CNW Group/First Mining Gold Corp.)

The 2024 drilling campaign has further defined, expanded, and delineated higher-grade trends within the Buzz Zone and the recent drill results continue to support the area as a highly prospective target zone for the Project, with the potential to unlock meaningful mineralization along strike as the target remains open in all directions (Figure 4).  The Buzz Zone remains a priority area for exploration and potential expansion of the Duparquet mineral resource.

Figure 4: Representative plan view and long section view through the Buzz target area, highlighting significant intercepts returned in 2024 as well as upcoming drill hole target areas aimed at unlocking future exploration opportunities (CNW Group/First Mining Gold Corp.)

Additional Details on North Zone Drilling

The North Zone drilling strategy is focused on targeting depth and strike extensions, with an emphasis on potential high-grade trends that support the down-plunge continuity of the mineralization. In June 2024, First Mining announced drill results from DUP24-024 which intersected multiple gold zones including 10.67 g/t Au over 5.3 m, 6.63 g/t Au over 9.0 m, 3.04 g/t Au over 33.5 m, and 5.97 g/t Au over 33.0 m (see news release from June 18, 2024), and identified a newly interpreted syenite–mafic volcanic contact zone which is strongly favourable for higher-grade gold mineralization owing to  geochemical and rheological attributes. Initial drill holes targeting the North Zone have led to an updated 3D geological interpretation, identifying a contact zone between the mafic volcanic and syenite stratigraphy at depth. These findings highlight significant opportunities for resource expansion along strike and depth. The second phase of drill holes, including the holes reported in this news release, targets the strike extension of the North Zone along the newly interpreted contact zone.

Drill holes DUP24-031 (Figure 5), DUP24-032 (Figure 6), and DUP24-033 (Figure 7) were all step-out holes along the strike of the main projected syenite-mafic volcanic stratigraphic contact zone. All three holes intersected this modelled stratigraphic zone which is defined by strongly foliated and/or sheared basalt at the northern contact of the Beattie syenite unit. Hole DUP24-031 intersected strong silica- and sericite-altered syenite with increased quartz carbonate veining and up to 5% fine grained pyrite mineralization, that hosted gold mineralization near the 'contact zone'. Hole DUP24-032 intersected sheared sericite-altered basalt with up to 10% localized, very fine-grained disseminated pyrite mineralization, in close proximity to the contact zone. Hole DUP24-033 intersected the syenite-mafic volcanic contact zone at depth with strongly sheared silica- and sericite-altered basalt, with mineralization hosted within the 'contact zone' of a 5.5 m sliver of silica-altered syenite with up to 1% fine grained pyrite mineralization.

DUP24-031
Section View Looking West
3.0 m @ 7.06 g/t Au
8.35 m @ 1.61 g/t Au
7.25 m @ 1.31 g/t Au
Newly Identified Mafic Volcanic unit
Plunge +01
Azimuth 258
0
100
200
300
meters
Legend
Syenite
Mafic Volcanics
Gabbro
Sediments
Resource Wireframes
D2 High Strain Zones
D3 Faults
Drill holes
Drill Assay Highlights
N
DUP24-031
DUP24-032
DUP24-033
Plunge +90
Azimuth 000
Looking down
0
100
200
300

Figure 5: North Zone drilling highlighting drill hole DUP24-031 targeting the potential mineralization extension along the eastern strike of the North Zone that is hosted within the newly identified mafic volcanic unit. Significant intercepts are highlighted downhole, with higher-grade zones identified along altered mineralized syenite units. The cross section is looking west. (CNW Group/First Mining Gold Corp.)

DUP24-032
Section View Looking West
Newly Identified Mafic Volcanic unit
5.7 m @ 4.0 g/t Au inc 2.0 m @ 6.65 g/t Au
Plunge -01
Azimuth 264
0
100
200
300
meters
Legend
Syenite
Mafic Volcanics
Gabbro
Sediments
Resource Wireframes
D2 High Strain Zones
D3 Faults
Drill holes
Drill Assay Highlights
N
DUP24-031
DUP24-032
DUP24-033
Plunge +90
Azimuth 000
Looking down
0
100
200
300

Figure 6: North Zone drilling highlighting DUP24-032 targeting the potential mineralization extension along the easterly strike of the North Zone that is hosted within the newly identified mafic volcanic unit. Significant intercepts are highlighted downhole, with higher-grade zones identified along altered mineralized sheared basalt units. The cross section is looking west. (CNW Group/First Mining Gold Corp.)

DUP24-033
Section View Looking West
Legend
Syenite
Mafic Volcanics
Gabbro
Sediments
Resource Wireframes
D2 High Strain Zones
D3 Faults
Drill holes
Drill Assay Highlights
Newly Identified Mafic Volcanic unit
0.65 m @ 1.1 g/t Au
Plunge +01
Azimuth 269
0
100
200
300
meters
N
DUP24-031
DUP24-032
DUP24-033
Plunge +90
Azimuth 000
Looking down
0
100
200
300

Figure 7: North Zone drilling highlighting DUP24-033 targeting the potential mineralization extension along the eastern strike of the North Zone that is hosted within the newly identified mafic volcanic unit. The cross section is looking west. (CNW Group/First Mining Gold Corp.)

The 2024 drill campaign at the North Zone further defined and delineated higher-grade trends and expanded the mineralization zone 130 m to the east along strike and plunge, with the target remaining open towards the east and at depth.  Ongoing interpretations from the drilling will enhance geological understanding, advance insights into higher-grade controls, and support the expansion of mineralization within the North Zone. The target remains a highly prospective zone for the Duparquet Project as 2024 drilling results have shown this zone to have significant gold mineralization with the potential to delineate meaningful mineralization and grade along strike and at depth (Figure 8).

Figure 8: North Zone plan view and long section highlighting significant 2024 drillholes including DUP24-031 to DUP24-033 which were the three holes targeting the potential mineralization continuity down-plunge along the syenite-volcanic contact. The syenite-volcanic contact has been shown to host higher-grade gold mineralization across the North Zone target. Significant intercepts are highlighted downhole, with higher-grade zones identified along altered mineralized syenite units. The North Zone target remains open at depth and along the plunge direction to the east. (CNW Group/First Mining Gold Corp.)

Table 2: 2024 Phase 3 Drilling - Significant Assays

Hole ID		From (m)	To (m)	Length (m)	Grade (Au g/t)
DUP24-028		92.00	97.00	5.00	0.79	Zone 3
DUP24-028		116.00	120.00	4.00	0.40	South Zone
DUP24-028		260.30	261.10	0.80	0.54
DUP24-028		264.00	265.00	1.00	0.60
DUP24-028		268.00	269.00	1.00	1.17
DUP24-028		302.50	308.00	5.50	1.35
DUP24-028	inc.	305.00	306.00	1.00	4.61
DUP24-028		317.00	323.00	6.00	0.71
DUP24-028		333.00	334.00	1.00	0.95
DUP24-028		352.90	356.10	3.20	1.68	Buzz
DUP24-028		366.00	378.00	12.00	1.62
DUP24-028	inc.	367.00	370.00	3.00	3.78
DUP24-028		391.00	392.00	1.00	1.06
DUP24-028		399.00	402.00	3.00	0.97
DUP24-028		429.00	430.00	1.00	0.85
DUP24-028		474.80	490.20	15.40	1.55
DUP24-028	inc.	477.00	482.30	5.30	3.08
DUP24-029		3.10	6.00	2.90	3.67	RWRS
DUP24-029		9.60	11.00	1.40	6.61
DUP24-029	inc.	9.60	10.30	0.70	11.00
DUP24-029		55.00	59.00	4.00	0.41
DUP24-029		74.00	75.00	1.00	1.14
DUP24-029		79.00	80.00	1.00	1.69
DUP24-029		84.00	89.00	5.00	1.81
DUP24-029		94.00	95.00	1.00	0.59
DUP24-029		105.10	105.90	0.80	2.18
DUP24-029		109.40	110.40	1.00	0.68
DUP24-029		126.00	128.00	2.00	1.33
DUP24-029		133.85	135.50	1.65	2.05
DUP24-029		252.00	253.00	1.00	2.34	Zone 3
DUP24-029		257.00	258.00	1.00	0.79
DUP24-029		264.00	265.00	1.00	1.65
DUP24-029		308.90	309.40	0.50	2.37	South Zone
DUP24-029		399.75	400.50	0.75	1.44
DUP24-029		422.30	422.80	0.50	6.50
DUP24-029		427.75	428.50	0.75	6.58
DUP24-029		472.15	482.00	9.85	1.28
DUP24-029		490.00	525.30	35.30	1.19	Buzz
DUP24-029		527.50	528.25	0.75	0.46
DUP24-029		532.00	534.95	2.95	0.65
DUP24-029		538.15	541.00	2.85	0.94
DUP24-029		546.00	560.80	14.80	1.62
DUP24-029	inc.	552.00	553.00	1.00	5.38
DUP24-029		564.10	566.00	1.90	2.86
DUP24-029		601.00	602.00	1.00	0.40
DUP24-029		613.85	615.30	1.45	1.09
DUP24-029		644.00	658.00	14.00	2.63
DUP24-029	inc.	654.00	654.85	0.85	30.50
DUP24-029		661.30	666.05	4.75	1.06
DUP24-030		14.00	23.25	9.25	0.75	RWRS
DUP24-030		33.00	35.15	2.15	2.86
DUP24-030		49.00	51.00	2.00	1.40
DUP24-030		96.00	96.80	0.80	0.42	Zone 3B
DUP24-030		113.00	115.00	2.00	2.51
DUP24-030		135.00	135.95	0.95	0.92
DUP24-030		165.00	167.00	2.00	0.46
DUP24-030		181.00	189.00	8.00	0.83
DUP24-030		202.00	203.00	1.00	1.64
DUP24-030		208.00	210.00	2.00	0.45
DUP24-030		236.00	237.00	1.00	1.87
DUP24-030		274.00	275.00	1.00	1.82	South Zone
DUP24-030		402.00	404.00	2.00	1.79
DUP24-030		465.00	477.45	12.45	1.09
DUP24-030		637.00	638.10	1.10	0.85	Buzz
DUP24-031		41.80	42.50	0.70	1.21	ESE Zone
DUP24-031		92.90	94.30	1.40	2.37
DUP24-031		99.30	100.10	0.80	0.55	Zone 3
DUP24-031		189.70	190.45	0.75	0.99	North Zone
DUP24-031		239.45	240.20	0.75	0.65
DUP24-031		284.00	285.00	1.00	2.40
DUP24-031		303.00	304.00	1.00	1.09
DUP24-031		339.00	340.00	1.00	0.90
DUP24-031		350.90	353.00	2.10	0.78
DUP24-031		369.00	372.00	3.00	7.06
DUP24-031	inc.	369.00	370.00	1.00	15.50
DUP24-031		401.00	402.00	1.00	1.34
DUP24-031		407.00	408.00	1.00	0.52
DUP24-031		427.00	428.00	1.00	2.96
DUP24-031		430.00	431.00	1.00	0.41
DUP24-031		457.65	458.20	0.55	2.71
DUP24-031		475.65	484.00	8.35	1.61
DUP24-031	inc.	478.00	479.65	1.65	5.02
DUP24-031		586.85	592.55	5.70	0.84
DUP24-031		602.00	609.25	7.25	1.31
DUP24-031		619.65	620.40	0.75	0.76
DUP24-031		627.30	629.00	1.70	0.48
DUP24-031		679.00	680.00	1.00	0.85
DUP24-032		85.80	86.50	0.70	3.99	ESE Zone
DUP24-032		134.00	135.00	1.00	2.28
DUP24-032		216.60	217.10	0.50	4.64	North Zone
DUP24-032		229.00	233.00	4.00	2.33
DUP24-032	inc.	231.00	232.00	1.00	7.32
DUP24-032		251.00	252.00	1.00	4.16
DUP24-032		258.00	259.00	1.00	2.00
DUP24-032		283.00	284.00	1.00	0.72
DUP24-032		312.00	313.00	1.00	3.37
DUP24-032		349.00	350.00	1.00	0.51
DUP24-032		361.00	362.00	1.00	0.91
DUP24-032		394.00	395.00	1.00	0.81
DUP24-032		418.00	419.00	1.00	0.55
DUP24-032		457.30	458.00	0.70	1.16
DUP24-032		570.80	576.50	5.70	4.00
DUP24-032	inc.	573.50	575.50	2.00	6.65
DUP24-033		400.95	401.95	1.00	0.66	North Zone
DUP24-033		428.00	428.60	0.60	0.60
DUP24-033		439.00	440.00	1.00	1.70
DUP24-033		446.70	447.40	0.70	0.53
DUP24-033		452.00	452.50	0.50	0.77
DUP24-033		503.85	504.85	1.00	0.51
DUP24-033		506.65	507.20	0.55	0.67
DUP24-033		560.95	561.80	0.85	0.45
DUP24-033		567.85	568.50	0.65	1.36
DUP24-033		594.00	595.00	1.00	2.67
DUP24-033		610.25	611.00	0.75	0.49
DUP24-033		741.10	743.00	1.90	0.76
DUP24-033		745.95	746.60	0.65	1.11
*Reported intervals are drilled core lengths (true widths are estimated at 30-85% of the core length interval; assay values are uncut)

Table 3: Phase 3 Drill Hole Locations, Buzz and North Zone Targets

Hole ID	Azimuth (°)	Dip (°)	Length (m)	Easting	Northing
DUP24-028	180	-55	516	630997	5374335
DUP24-029	175	-62	684	631137	5374401
DUP24-030	172	-59	675	630997	5374416
DUP24-031	349	-67	801	632480	5374179
DUP24-032	360	-62	669	632481	5374179
DUP24-033	360	-65	849	632544	5374102
Note: Collar coordinates in UTM NAD 83 z17

About the Duparquet Gold Project

The Duparquet Project is geologically situated in the southern part of the Abitibi Greenstone Belt and is geographically located approximately 50 km north of the city of Rouyn-Noranda. The Project benefits from easy access and proximity to an existing workforce and infrastructure, including road, rail and hydroelectric grid power. The Duparquet Project currently hosts an NI 43-101 compliant gold resource of 3.44 million ounces in the Measured & Indicated category, grading 1.55 g/t Au, and an additional 2.64 million ounces in the Inferred category, grading 1.62 g/t Au. First Mining completed a Preliminary Economic Assessment1 ("PEA") on the Project in 2023 (see news releases dated September 7, 2023 and October 23, 2023).

The Duparquet Project totals approximately 5,800 hectares focused on an area of 19 km of strike length along the prolific Destor-Porcupine Fault Zone, along with numerous mineralized splays and influential secondary lineaments. The Duparquet Project includes the past-producing Beattie, Donchester and Duquesne mines, as well as the Central Duparquet, Dumico and Pitt Gold deposits.

[1] Further details on the Duparquet PEA can be found in the technical report entitled "NI 43-101 Technical Report: Preliminary Economic Assessment, Duparquet Gold Project, Quebec, Canada" dated October 20, 2023, which was prepared for First Mining by G Mining Services Inc. in accordance with NI 43-101 and is available under First Mining's SEDAR profile at www.sedarplus.ca.

Analytical Laboratory and QA/QC Procedures

All sampling completed by First Mining within its exploration programs is subject to a Company standard of internal quality control and quality assurance (QA/QC) programs which include the insertion of certified reference materials, blank materials and a level of duplicate analysis. Core samples from the 2024 drilling program at Duparquet were sent to AGAT Laboratories, with sample preparation in Val d'Or and analysis in Thunder Bay, where they were processed for gold analysis by 50 gram fire assay with an atomic absorption finish. Samples from selected holes were sent to AGAT Laboratories in Calgary, Alberta, for multi-element analysis (including silver) by inductively coupled plasma (ICP) method with a four acid digest. AGAT Laboratories systems conform to requirements of ISO/IEC Standard 17025 guidelines and meets assay requirements outlined for NI 43-101.

Qualified Person

Louis Martin, P.Geo., Senior Geologic Consultant of First Mining, is a "Qualified Person" for the purposes of NI 43-101 Standards of Disclosure for Mineral Projects and has reviewed and approved the scientific and technical disclosure contained in this news release.

About First Mining Gold Corp.

First Mining is a gold developer advancing two of the largest gold projects in Canada, the Springpole Gold Project in northwestern Ontario, where we have commenced a feasibility study and permitting activities are on-going with a final Environmental Impact Statement / Environmental Assessment for the project submitted in November 2024, and the Duparquet Gold Project in Quebec, a PEA-stage development project located on the Destor-Porcupine Fault Zone in the prolific Abitibi region. First Mining also owns the Cameron Gold Project in Ontario and a portfolio of gold project interests including the Pickle Crow Gold Project (being advanced in partnership with Firefly Metals Ltd.) and the Hope Brook Gold Project (being advanced in partnership with Big Ridge Gold Corp.).

First Mining was established in 2015 by Mr. Keith Neumeyer, founding President and CEO of First Majestic Silver Corp.

ON BEHALF OF FIRST MINING GOLD CORP.

Daniel W. Wilton
Chief Executive Officer and Director

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this news release. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "plans", "projects", "intends", "estimates", "envisages", "potential", "possible", "strategy", "goals", "opportunities", "objectives", or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions.

Forward-looking statements in this news release relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events. All forward-looking statements are based on First Mining's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by the respective parties, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Such factors include, without limitation, the Company's business, operations and financial condition potentially being materially adversely affected by the outbreak of epidemics, pandemics or other health crises, and by reactions by government and private actors to such outbreaks; risks to employee health and safety as a result of the outbreak of epidemics, pandemics or other health crises, that may result in a slowdown or temporary suspension of operations at some or all of the Company's mineral properties as well as its head office; fluctuations in the spot and forward price of gold, silver, base metals or certain other commodities; fluctuations in the currency markets (such as the Canadian dollar versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities, indigenous populations and other stakeholders; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development; title to properties.; and the additional risks described in the Company's Annual Information Form for the year ended December 31, 2023 filed with the Canadian securities regulatory authorities under the Company's SEDAR+ profile at www.sedarplus.ca.

First Mining cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to First Mining, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. First Mining does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by the Company or on our behalf, except as required by law.

Cautionary Note to United States Investors

The Company is a "foreign private issuer" as defined in Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended, and is eligible to rely upon the Canada-U.S. Multi-Jurisdictional Disclosure System, and is therefore permitted to prepare the technical information contained herein in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of the securities laws currently in effect in the United States. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

Technical disclosure contained in this news release has not been prepared in accordance with the requirements of United States securities laws and uses terms that comply with reporting standards in Canada with certain estimates prepared in accordance with NI 43-101.

NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning the issuer's material mineral projects.

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SOURCE First Mining Gold Corp.

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For further information: For further information, please contact: Toll Free: 1 844 306 8827 | Email: info@firstmininggold.com; Paul Morris | Director, Investor Relations | Email: paul@firstmininggold.com

CO: First Mining Gold Corp.

CNW 07:00e 21-NOV-24